SUBSIDIARIES OF REGISTRANT	EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Nevada Land and Resource Holdings, Inc.	Nevada
Vidler Water Company, Inc.	Nevada
Fish Springs Ranch, LLC	Nevada
PICO Investment Corporation	Ohio
Physicians Insurance Company of Ohio	Ohio
Citation Insurance Company	Ohio
PICO Northstar, LLC	Delaware
PICO European Holdings, LLC	Delaware
UCP, LLC	Delaware